UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934

 (Amendment No. 3) *

Moscow CableCom Corp.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

61945R 100
(CUSIP Number)

Christopher F. Schultz Porzio, Bromberg & Newman P.C. 156 W. 56th Street New York, New York, 10022 Telephone (212) 265-6888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 230.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  61945R 100

(1)        Name of Reporting Persons.

              I.R.S. Identification Nos. of above persons (entities only).

              Moskovskaya Telecommunikatsionnaya Corporatsiya

(2)        Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)        [  ]

             (b)        [X]

(3)        SEC Use Only

(4)        Source of Funds (See Instructions): N/A

(5)        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)     [  ]

(6)        Citizenship or Place of Organization:

              Russian Federation

Number of Shares

(7)        Sole Voting Power:

0

Beneficially Owned

(8)        Shared Voting Power:

9,929,703

By Each Reporting

(9)        Sole Dispositive Power:

4,220,879

Person With

(10)      Shared Dispositive Power:

0

(11)          Aggregate Amount Beneficially Owned by Each Reporting Person:

                 9,929,703 Shares(1)

(12)      Check if the Aggregate Amount in Row (11) Excludes

              Certain Shares (See Instructions):    [  ]

(13)       Percent of Class Represented by Amount in Row (11):  58.7%

(14)     Type of Reporting Person (See Instructions):

             OO

(1)  Includes (i) 4,220,879 shares of Common Stock held directly, (ii) 1,208,824 shares of Common Stock held directly by Renova Media Enterprises Ltd. (“RME”) which the reporting person may be deemed to beneficially own by virtue of the Shareholders Agreement, and (iii) 4,500,000 shares of Series B Stock held directly by Renova Media which the reporting person may be deemed to beneficially own by virtue of the Shareholders Agreement and which are convertible into Common Stock within 60 days.

CUSIP No.  61945R 100

(1)        Name of Reporting Persons.

              I.R.S. Identification Nos. of above persons (entities only).

              Yuri Pripachkin

(2)        Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)        [  ]

             (b)        [X]

(3)        SEC Use Only

(4)        Source of Funds (See Instructions): N/A

(5)        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)     [  ]

(6)        Citizenship or Place of Organization:

              Russian Federation

Number of Shares

(7)        Sole Voting Power:

0

Beneficially Owned

(8)        Shared Voting Power:

9,929,703

By Each Reporting

(9)        Sole Dispositive Power:

4,220,879

Person With

(10)      Shared Dispositive Power:

0

(11)          Aggregate Amount Beneficially Owned by Each Reporting Person:

                 9,929,703 Shares(1)

(12)      Check if the Aggregate Amount in Row (11) Excludes

              Certain Shares (See Instructions):    [  ]

(13)       Percent of Class Represented by Amount in Row (11):  58.7%

(14)     Type of Reporting Person (See Instructions):

             IN

(1)  Includes (i) 4,220,879 shares of Common Stock held directly, (ii) 1,208,824 shares of Common Stock held directly by Renova Media Enterprises Ltd. (“RME”) which the reporting person may be deemed to beneficially own by virtue of the Shareholders Agreement and (iii) 4,500,000 shares of Series B Stock held directly by RME which the reporting person may be deemed to beneficially owned by virtue of the Shareholders Agreement and which are convertible into Common Stock within 60 days.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends the Schedule 13D filed by Moskovskaya Telecommunikatsionnaya Corporatsiya, an open joint stock company organized under the laws of the Russian Federation (“COMCOR”), and Mr. Yuri Pripachkin on March 4, 2004 (the “Schedule 13D”), as amended on September 20, 2004 (“Amendment No. 1”) and January 13, 2005 (“Amendment No. 2”).  All capitalized terms used in this statement and otherwise undefined shall have the meanings ascribed in Amendment No. 2.

Amendment No. 3 is filed in accordance with Rule 13d-2 of the Exchange Act by the reporting persons.  It shall refer only to information that has materially changed since the filing of Amendment No. 2.

Item 1.                        Security and Issuer

This Amendment No. 3 relates to the shares of common stock, par value $0.01 per share ("Common Stock"), of Moscow CableCom Corp., a Delaware corporation formerly known as Andersen Group, Inc. (the "Company"), whose principal executive offices are located at 590 Madison Ave., 38th Floor, New York, NY 10022.

Item 2.                        Identity and Background

This statement is being filed jointly by COMCOR and Mr. Yuri Pripachkin ("Mr. Pripachkin," and, together with COMCOR, the "Reporting Persons").

(a)

Name:

Moskovskaya Telecommunikatsionnaya Corporatsiya

(b)

Place of Organization:

Russian Federation

(c)

Principal Business:

The operation of a fiber optics telecommunications system

(d)

Business Address:

Neglinnaya, 17/2, Moscow 127051, Russia

(e)

During the last five years, COMCOR has not been convicted in a criminal proceeding (excluding traffic violations or other similar offenses).

(f)

During the last five years, COMCOR was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)

Name:

Yuri Pripachkin

(b)

Business Address:

Neglinnaya, 17/2, Moscow 127051, Russia

(c)

Present Principal Occupation:

Chairman of COMCOR’s board of directors

(d)

During the last five years, Mr. Pripachkin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Mr. Pripachkin was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizen of the Russian Federation

Item 3.                        Source and Amount of Funds or Other Consideration

N/A

Item 4.                        Purpose of Transaction

N/A

Item 5.                        Interest in Securities of the Issuer

(a)

Aggregate number and percentage of Common Stock beneficially owned as of the date hereof:

COMCOR beneficially owns 5,429,703 shares of Common Stock, or approximately 47.8 percent of the 11,349,130 shares of Common Stock reported by the Company to be outstanding as of May 23, 2006.  Pursuant to the Shareholders Agreement, COMCOR also may be deemed to beneficially own 4,500,000 shares of Series B Convertible Preferred Stock, par value $.01 (the “Series B Stock”), held directly by Renova Media Enterprises Ltd., a Bahamas corporation formerly known as Columbus Nova Investments VIII, Ltd. (“RME”).  The Series B Stock is convertible into Common Stock on a share-for-share basis.  In addition, the Series B Stock votes on all matters, together with the Common Stock as a single class, and votes on a .8183-to-one ratio with the Common Stock.  The Common Stock issuable upon conversion of the Series B Stock is only beneficially owned by RME pursuant to Section 13d-3(d)(1) of the Exchange Act.  COMCOR only may be deemed to have beneficial ownership within the meaning of Section 13d-3(d)(1) of the Series B Stock held directly by RME because COMCOR does not possess the power to convert the Series B Stock into Common Stock.  Consequently, the 4,500,000 shares of Series B Stock should normally be excluded from the aggregate number and percentage of Common Stock beneficially owned by COMCOR.  As a practical matter, however, the Series B Stock has an impact on COMCOR’s voting power.  As a result, we believe it is appropriate, despite Section 13d-3(d)(1), to include the Series B Stock for purposes of calculating the aggregate number and percentage of Common Stock beneficially owned.  COMCOR beneficially owns

9,929,703 shares of Common Stock, or approximately 58.7 percent of the 15,849,130 shares of Common Stock reported by the Company to be outstanding as of May 23, 2006 (assuming conversion of the Series B Stock).  The Shareholders Agreement is attached as Exhibit 9 to the Schedule 13D and is incorporated by reference herein.  The amendments to the Shareholders Agreement are attached as Exhibits 2 and 3 to Amendment No. 2 and are incorporated by reference herein.

As of the date hereof, Mr. Pripachkin may be deemed to beneficially own the 9,929,703 shares of Common Stock beneficially owned by COMCOR by virtue of his position as chairman of COMCOR’s board of directors.  Pursuant to Rule 13d-4 promulgated under the Act, the filing of this statement shall not be construed as an admission by Mr. Pripachkin that he beneficially owns the 9,929,703 shares of Common Stock held by COMCOR.

(b)

Sole and shared voting power and sole and shared dispositive power over:

Name	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote(1)(2)	Sole Power to Dispose or Direct the Disposition(1)(3)	Shared Power to Dispose or Direct the Disposition
COMCOR	0	9,929,703	4,220,879	0
Mr. Pripachkin(4)	0	9,929,703	4,220,879	0

(1)

Includes 4,220,879 shares of Common Stock held directly by COMCOR which are subject to the Shareholders Agreement.

(2)

Includes 1,208,824 shares of Common Stock and 4,500,000 shares of Series B Stock held directly by RME which are subject to the Shareholders Agreement.

(3)

Excludes 1,208,824 shares of Common Stock and 4,500,000 shares of Preferred Stock held directly by RME.

(4)

Pursuant to Rule 13d-4 promulgated under the Act, the filing of this statement shall not be construed as an admission by Mr. Pripachkin that he beneficially owns the shares of Common Stock held by COMCOR.

(c)

Any transactions in the class of securities reported on that were effected during the past 60 days:

In connection with the Company’s private offering of units (the “Units”) to certain accredited investors (the “Purchasers”), RME acquired 1,208,824 Units for an aggregate purchase price of $9,999,996.54 on May 18, 2006, pursuant to a subscription agreement, dated as of May 5, 2006 (the “Subscription Agreement”), between the Issuer and the Purchasers (the “Offering”).  Pursuant to the Subscription Agreement, the Issuer offered to sell each Unit, which consisted of one share of Common Stock and one-half warrant to acquire Common Stock, at a purchase price of $8.725.  The Reporting Persons may be deemed to beneficially own 1,208,824 shares of Common Stock purchased by RME in the Offering as a result of the Shareholders Agreement.  Mr. Pripachkin disclaims beneficial ownership of the Common Stock acquired by RME in the Offering.

(d)

No person other than COMCOR, or Mr. Pripachkin if he is deemed to beneficially own the Common Stock held by COMCOR, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,220,879 shares of Common Stock held by COMCOR.  Pursuant to Rule 13d-4 promulgated under the Act, the filing of this statement shall not be construed as an admission by Mr. Pripachkin that he possesses such right or power.

(e)

Date on which the reporting persons ceased to be the beneficial owner of more than five (5%) of the Common Stock:

N/A

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Amendment No. 2.

Item 7.           Material to be Filed as Exhibits

N/A

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

DATED as of June 13, 2006.

MOSKOVSKAYA

TELECOMMUNIKATSIONNAYA

CORPORATSIYA

By:	/s/ Aram S. Grogoryan
Name:	Aram S. Grogoryan
Title:	General Director

YURI PRIPACHKIN

By:	/s/ Yuri Pripachkin
Name:	Yuri Pripachkin

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be provided with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.

The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)